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[redacted]

14049042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 04 2014
Washington DC
189

SEC FILE NUMBER
8-68054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPS Global Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street, 42nd Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Levinson 212-618-2864
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions. **CHECK ONE:**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Peter J. McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition of MPS Global Securities, L.L.C. as of December 31, 2013, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORETTA A. WAGNER
Notary Public, State of New York
No. 01WA6039830
Qualified in Richmond County
Commission Expires April 10, 2014

Signature

President and CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Operations.
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Member's Equity.
☐ (f) Statement of Changes in Subordinated Borrowings.
☒ (g) Notes to Financial Statements.
☐ (h) Computation of Net Capital Pursuant to Rule 15c3-1.
☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (m) An Oath or Affirmation.
☐ (n) A copy of the SIPC Supplemental Report.
☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (p) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
☐ (r) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MPS Global Securities, L.L.C.

Statement of Financial Condition

December 31, 2013

Contents

Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of MPS Global Securities, L.L.C.

We have audited the accompanying statement of financial condition of MPS Global Securities, L.L.C. (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better
working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MPS Global Securities, L.L.C. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2014

MPS Global Securities, L.L.C.

Statement of Financial Condition

(In Thousands)

December 31, 2013

Assets		
Cash	$	4,507
Commissions receivable		3,355
Receivable from clearing brokers		2,531
Fixed assets, net of accumulated depreciation and amortization of $61		259
Due from affiliates		4
Other assets		673
Total assets	$	11,329
Liabilities and member's equity		
Accrued compensation	$	3,147
Due to affiliates		854
Accrued expenses and other liabilities		1,254
		5,255
Contingencies (*Note 8*)		
Member's equity		6,074
Total liabilities and member's equity	$	11,329

See accompanying notes to statement of financial condition.

1. Organization and Description of Business

MPS Global Securities, L.L.C. (the Company) was formed on August 19, 2008, as a wholly owned subsidiary of First New York Securities, L.L.C. (FNY). Under a Purchase and Sale Agreement, the Company was purchased by ED&F Man Holdings Inc. (the Parent) with an effective date of May 1, 2013. The Company is an indirect, wholly owned subsidiary of ED&F Man Holdings Limited (MHL), a limited liability company incorporated in England.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and an introducing broker with the Commodity Futures Trade Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA).

The Company is engaged in institutional brokerage activities and acts as an introducing broker.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company.

Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and are stated in U.S. dollars. The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue Recognition Policies

The Company earns commissions from customer trades it introduces to clearing brokers, and on trades it brokers between various clients. The Company records commission revenue on a trade-date basis. In addition, the Company earns revenue from riskless principal transactions whereby the Company acts as an intermediary between buyers and sellers of securities and earns spreads from such transactions. Riskless principal security transactions and related revenue and expenses are recorded on a trade-date basis.

2. Significant Accounting Policies (continued)

Management believes all commissions receivable outstanding at year end will be collected and no allowance is necessary as of December 31, 2013. If management has substantial doubts of future collectability, an allowance will be established.

Cash and Concentration of Credit Risk

At December 31, 2013, cash on the statement of financial condition consisted solely of cash. The Company's cash balance is with one financial institution which exceeds the federally insured limit. The Company has not experienced any losses in its cash accounts and believes it is not subject to any significant credit risk on cash.

The Company clears its transactions on a fully disclosed basis through other broker dealers (the Clearing Brokers). The Clearing Brokers hold cash and clearing deposits on behalf of the Company. This can result in concentration of risk with these Clearing Brokers. Such risk, however, is mitigated by the Clearing Brokers' obligation to comply with rules and regulations governing their business activities. These rules and regulations generally require maintenance of net capital, as defined, and segregation of funds and securities from holdings of the Clearing Brokers.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years).

Other Assets

Other assets represent loans to employees of $554 (see Note 5) and prepaid expenses of $94.

2. Significant Accounting Policies (continued)

Intangible assets

Intangible assets are amortized on a straight-line basis over the estimated useful life of the assets, where the useful life is the period over which the assets are expected to contribute directly or indirectly to the Company's future cash flows. At the time of the purchase of the Company by the Parent during 2013, management of the Company evaluated the useful life and economic benefit of the intangible assets and determined them to have no value. Therefore, the amount was written off at the time of the purchase.

Stock-Based Awards

The Company has share-based compensation arrangements with certain of the Company's employees whereby the Company has granted a fixed number of shares of MHL if these employees achieve a stated service period of 36 months. The Company accounts for these awards as equity plans in accordance with ASC 718, *Compensation – Stock Compensation.* As such, the Company amortizes these share awards on a straight-line method over the vesting period, and is included in employee compensation and benefits in the statement of operations, with the corresponding compensation liability in the statement of financial condition, as they are expected to be settled with MHL in cash in the future.

Income Taxes

The Company is a single-member limited liability company and, for income tax purposes, is disregarded as an entity separate from its owner, the Parent, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As such, the results of the Company's operations are included in the Parent's federal and state and local income tax returns. However, the Parent does not allocate a portion of the consolidated income taxes to the Company as if the Company were a separate income taxpayer. Therefore, no provision for income taxes is provided in the Company's statement of financial condition.

(In Thousands, Except Shares)

3. Receivable From Clearing Brokers

At December 31, 2013, amounts receivable from clearing brokers reflected in the statement of financial condition consist of deposits held with and commissions receivable from its clearing brokers.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2013, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash, and delivery against payment transactions.

4. Related-Party Transactions

Prior to the Company being purchased by the Parent, the Company's expenses were paid by FNY and affiliates related to FNY. The Company reimbursed these entities for all expenses.

Effective May 1, 2013, in unison with the purchase of the Company by the Parent, the Company entered into expense sharing agreements with various related parties under which expenses are allocated to the Company by related parties. These amounts are settled on a monthly basis.

ED&F Man Capital Markets Inc. (MCM) provides various services to the Company, including support, rent, utilities, and information technology. At December 31, 2013, the amount payable to MCM is $423 and is included in due to affiliates in the statement of financial condition. MCM also provides futures clearing services on behalf of the Company's customers. At December 31, 2013, the amount receivable from MCM is $242 and is included in receivable from clearing brokers in the statement of financial condition.

The Parent contracts and pays for employee benefit costs on behalf of the Company. These costs are then charged to the Company by the Parent. At December 31, 2013, the amount payable to the Parent is $51 and is included in due to affiliates in the statement of financial condition.

ED&F Man Derivatives Advisors, Inc. (MDA) provides payroll on behalf of the Company. These costs are than charged to the Company by the Parent. At December 31, 2013, the amount payable to MDA is $380 and is included in due to affiliates in the statement of financial condition.

(In Thousands, Except Shares)

5. Compensation and Benefits

Broker compensation is based on a percentage payout of commission revenue net of certain expenses. The corresponding payable relating to broker compensation in the amount of $2,783 is included in accrued compensation in the statement of financial condition.

The Company made forgivable loans to employees, primarily brokers, for recruiting and retention purposes. These loans are forgiven using the straight-line method over a period of up to 4 years. The loans currently outstanding will mature on August 31, 2014. If an employee leaves the Company for any reason or ceases to be an employee in good standing, as defined, the portion of the employee's loan that has not yet been forgiven plus interest shall be repaid in full. The loans will be forgiven if an employee is terminated without cause. The amount of these loans currently outstanding at December 31, 2013, is $554. These loans are included in other assets in the statement of financial condition.

Certain employees of the Company are covered by the Parent's defined contribution benefit plan. The Company's contribution is determined under provisions of the plan. The Company is charged for its contributions.

In accordance with ASC 718, *Compensation – Stock Compensation*, as these awards are classified as equity awards, the fair value of the awards is determined at grant date based on the calculated net asset value per share of MHL. In May 2013, the Company issued 276,496 shares of MHL with a fair value of $1,200 to employees of MPS. The vested portion of these awards as of December 31, 2013 amounted to 61,444 shares.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) and CFTC Regulation 1.17. The Company has elected to compute net capital pursuant to Rule 15c3-1 and Regulation 1.17, which requires that the Company maintain minimum net capital, as defined, of 2% of aggregate debit items computed in accordance with Rule 15c3-3, as defined, or $250; or $45 pursuant to CFTC rules, whichever is greater. At December 31, 2013, the Company had net capital of $1,733 which exceeded the requirement by $1,483. Advances to affiliates and capital withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators.

6. Regulatory Requirements (continued)

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers.

7. Risk

As an introducing broker, the Company may be exposed to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Company has to fulfill such obligations. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The Company attempts to minimize its credit risk by monitoring the credit exposure with, and the creditworthiness of, counterparties.

8. Contingencies

In accordance with the clearing agreements, the Company is responsible to indemnify its clearing brokers against specified potential losses, if any, in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. The Company, however, believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the statement of financial condition for this indemnification.

9. Subsequent Events

The Company has evaluated subsequent events through February 28, 2014, the date on which these Statement of Financial Condition are being issued.

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